Exhibit 14.1

Silver Bull Resources, Inc.

Code of Ethics

Adopted by the Board of Directors on November 5, 2019

A.	Introduction

In keeping with our commitment to honest business practices, Silver Bull Resources, Inc. (“Silver Bull” or the “Company”) has adopted this company-wide Code of Ethics (the “Code”) to assist our directors, officers, employees, and business partners in complying with both our corporate policies and with the law.

Although this Code covers many different business practices and procedures, it does not cover every issue that may arise. Instead, our Code sets forth the clear principles and standards that our directors, officers, employees, and business partners are accustomed to following. This Code also explains how we enforce our Code. At Silver Bull, our goal is to conduct ourselves in a manner that avoids even the appearance of impropriety.

This Code should be read in conjunction with our other corporate policies. If a law conflicts with this Code or another corporate policy, you must comply with the law. If you have questions about this Code, other Silver Bull policies, or how to comply with the law in a certain situation, it is important that you immediately bring your questions to the CFO of the Company through your immediate management, if appropriate. If you observe or are in a situation that you believe may violate or lead to a violation of this Code, you must report it to the Audit Committee of Silver Bull’s Board of Directors (the “Audit Committee”). Please refer to Section F of our Code for guidance on how to report questionable behavior.

Anyone who violates the standards of this Code will be subject to disciplinary action.

Such action may include termination of employment.

B.     Compliance with All Laws, Rules and Regulations

Silver Bull requires that all its directors, officers, employees, and business partners strictly adhere to local, state, and federal laws, the laws of the other countries in which we conduct business, as well as the rules of appropriate private and public regulatory agencies that regulate the Company’s business. If you have questions about what laws we are subject to, or about how to comply with certain laws, you must alert the CFO, through your immediate management, if appropriate, of your question. We rely on you not only to act ethically, but also to assist your fellow employees and management in following the law.

When appropriate, Silver Bull will provide information and training to promote compliance with laws, rules, and regulations, including on anti-corruption and insider-trading.

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C.    Honest and Ethical Conduct

Silver Bull unequivocally prohibits unethical business conduct, including all forms of bribery and corruption. All directors, officers, employees, and business partners are expected to:

1.	Act honestly, ethically, and with integrity in the performance of their duties at Silver Bull.
2.	Not engage in or tolerate any act of corruption, including offering or receiving bribes. Silver Bull’s directors, officers, employees, and business partners are prohibited from receiving, making, offering, promising, or authorizing any payment or gift, which is, or may be construed to be, a bribe.
3.	Act in good faith, responsibly, with due care, competence, and diligence, without misrepresenting material facts, or allowing one’s independent judgment to be improperly influenced.
4.	Uphold the ethical requirements set forth in this Code and in other Silver Bull corporate policies.
5.	Respect the confidentiality of information acquired in the course of one’s work, except when authorized or otherwise legally obligated to disclose such information. Further, confidential information acquired in the course of performing one’s duties for Silver Bull shall not be used for personal advantage.
6.	Share knowledge and maintain skills relevant to carrying out their duties within the Company.
7.	Proactively promote and set an example of ethical behavior as a responsible partner among peers and colleagues in the work environment and community.
8.	Demonstrate responsible use of, and control over, all assets and resources of the Company to which they are entrusted.
9.	Report as soon as possible any conduct believed to be a violation of law, business ethics, this Code, or other corporate policy, in accordance with Section F of this Code.

D.    Conflicts of Interest Management

Silver Bull’s directors, officers, employees, and business partners are expected to make or participate in business decisions and actions based on the best interests of Silver Bull as a whole, and not based on personal relationships or personal gain. As we define it, a “conflict of interest” exists when a person’s private interest interferes in any way with the interest of the Company, or creates an appearance of impropriety. A conflict situation can arise when you have interests that make it difficult for you to perform your work objectively, or when a director, officer, employee, or business partners of the Company receives improper personal benefits as a result of his or her position or business relationships with the Company.

It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer, or supplier. You should avoid any relationship that would cause a conflict of interest with your duties and responsibilities at Silver Bull. All directors, officers, employees, and business partners, are expected to disclose to management any situations that may involve inappropriate or improper conflicts of interest affecting them personally or affecting other employees or those with whom we conduct business.

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Members of our Board of Directors have a special responsibility to our Company and to our shareholders. To avoid conflicts of interest, directors are required to disclose to their fellow directors any personal interest they may have in a transaction being considered by the Board and, when appropriate, to recuse themselves from any decision involving a conflict of interest. Waivers of a conflict of interest or this Code involving executive officers and directors require approval by the Board of Directors.

Any discovery of a potential or existing conflict of interest must be immediately disclosed to management. Conflicts involving the members of the Company’s Board of Directors or senior executives, shall be reported to the Audit Committee, in accordance with the procedures set forth in Section F of our Code. Conflicts involving other Company employees or business partners shall be reported to the CFO.

E.     Our Commitment to Full, Fair, Accurate, Timely and Plain English Disclosure

As a respected public company, it is critical that Silver Bull’s filings with the Securities and Exchange Commission be complete, timely, and accurate in all material respects. At Silver Bull, all our directors, officers, employees, and business partners are charged with the responsibility of providing management with accurate and complete information to assure we are complying with our public disclosure requirements and our commitment to our shareholders.

Commensurate with these special duties, in addition to acting as set forth in Section C of this Code, all members of senior financial management and other employees each agree that he or she will:

1.	Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents filed with or submitted to the SEC or used in other public communications by the Company.
2.	Comply with all applicable financial reporting laws, rules, and regulations of federal, state, provincial, local and overseas governments, as well as those of other appropriate private and public regulatory agencies.
3.	Promptly bring to the attention of the Audit Committee any information concerning: (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data, or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in Silver Bull’s financial reporting, disclosures, or internal controls.

F.     Reporting and Treatment of Violations

Persons who become aware of suspected violations of any applicable laws and regulations, business ethics, this Code, or other Silver Bull policies must report such suspected violations promptly to the Audit Committee of the Company’s Board of Directors. To assist in the response to or investigation of the alleged violation, the report should contain as much specific information as possible to allow for proper assessment of the nature, extent, and urgency of the alleged violation. Without limiting the foregoing, the report should, to the extent possible, contain the following information:

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•	a description of the alleged event, matter or issue that is the subject of the alleged violation;
•	the name of each person involved;
•	if the alleged violation involves a specific event or events, the approximate date and location of each event; and
•	any additional information, documentation or other evidence available relating to the alleged violation.

However, the complainant should not conduct an investigation himself or herself prior to reporting an alleged violation to ensure their personal safety and to safeguard the integrity of potential evidence.

The Audit Committee has the power to monitor, investigate, make determinations and take action with respect to violations of this Code. In determining whether a violation of this Code has occurred, the Audit Committee may take into account:

•	the nature and severity of the violation;
•	whether the violation was a single occurrence or involved repeated occurrences;
•	whether the violation appears to have been intentional or inadvertent;
•	whether the person in question had been advised prior to the violation as to the proper course of action;
•	whether the person in question had committed other violations in the past; and
•	such other facts and circumstances as the Audit Committee shall deem advisable in the context of the alleged violation.

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